

07004382

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26545

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Central Avenue
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Graeme H. Smith 727-823-4000 Ext. 4269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 2nd Avenue S, Suite 600 (Address) St. Petersburg (City) Florida (State) 33701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 2006, 20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


STEPHANIE D. TRUDEL
MY COMMISSION # DD 215676
EXPIRES: June 7, 2007
Bonded Thru Notary Public Underwriters

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~. and Rule 17A-5(d)(4)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not applicable.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

We have audited the accompanying statements of financial condition of Bankers International Securities, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers International Securities, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 27, 2007

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

Bankers International Securities, Inc.
Statements Of Financial Condition

	December 31,	
	2006	2005
Assets		
Cash	**$ 10,532**	$ 6,408
Certificate of deposit	**20,000**	20,000
Income tax receivable, current	**569**	5,790
Other assets	**3,871**	4,457
Total Assets	**$ 34,972**	$ 36,655

Liabilities And Stockholder's Equity

	2006	2005
Liabilities		
Accrued expenses	**$ 5,250**	$ 4,375
Due to affiliates	**3,882**	5,160
Total Liabilities	**9,132**	9,535
Stockholder's Equity		
Preferred stock - Class A; 12% cumulative; $10 par value; 1,000,000 shares authorized; no shares issued and outstanding in 2006 and 2005	**-**	-
Common stock, $.10 par value, 10,000 shares authorized; 100 shares issued and outstanding in 2006 and 2005	**10**	10
Additional paid-in capital	**599,990**	599,990
Accumulated deficit	**(574,160)**	(572,880)
Total Stockholder's Equity	**25,840**	27,120
Total Liabilities And Stockholder's Equity	**$ 34,972**	$ 36,655

See the accompanying notes.

Bankers International Securities, Inc.

Statements Of Operations

	Year Ended December 31,	
	2006	2005
Revenues		
Interest	**$ 759**	$ 454
Service fee income	**22,100**	20,000
	22,859	20,454
Expenses		
Administrative	**24,532**	20,793
Loss Before Income Tax Benefit	**(1,673)**	(339)
Income Tax Benefit	**393**	128
Net Loss	**$ (1,280)**	$ (211)

See the accompanying notes.

Bankers International Securities, Inc.
Statements Of Changes In Stockholder's Equity
For The Years Ended December 31, 2006 And 2005

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2004	$ -	$ 10	$ 599,990	$ (572,669)	$ 27,331
Net loss for 2005	-	-	-	(211)	(211)
Balance December 31, 2005	-	10	599,990	(572,880)	27,120
Net loss for 2006	-	-	-	(1,280)	(1,280)
Balance December 31, 2006	**$ -**	**$ 10**	**$ 599,990**	**$ (574,160)**	**$ 25,840**

See the accompanying notes.

Bankers International Securities, Inc.
Statements Of Cash Flows

	Year Ended December 31,	
	2006	2005
Cash Flows From Operating Activities		
Net loss	**$ (1,280)**	$ (211)
Adjustments to reconcile net loss to net cash provided (used by) operating activities		
Increase (decrease) in operating assets		
Income tax receivable	**5,221**	(128)
Other assets	**586**	(164)
Increase (decrease) in operating liabilities	**875**	(300)
Net Cash Provided (Used) By Operating Activities	**5,402**	(803)
Cash Flows From Financing Activities		
Net (repayments to) advances from affiliate	**(1,278)**	145
Net Increase (Decrease) In Cash	**4,124**	(658)
Cash At Beginning Of Year	**6,408**	7,066
Cash At End Of Year	**$ 10,532**	$ 6,408

See the accompanying notes.

Note A - Operations And Summary Of Significant Accounting Policies

Nature Of Business

Bankers International Securities, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is a wholly-owned subsidiary of Bankers Financial Corporation (Parent).

The Company will not hold customer funds or safekeep customer securities and its operations are limited to the private placement of securities.

Securities Transactions

Securities transactions and related commission expense are recorded on a trade date basis in accordance with accounting principles generally accepted in the United States of America. Investment securities are valued at fair value, with the resulting net unrealized gains and losses reflected in earnings of the current period.

Related Party Transactions

The Company has management and cost sharing arrangements with its Parent and other related parties whereby costs are allocated based upon the scope of work and responsibilities performed by the Parent and other related parties for the benefit of the Company. In 2006 and 2005, the Company was charged approximately $15,600 and $11,800, respectively, under these agreements.

Income Taxes

The Company files a consolidated income tax return with its Parent and the Parent's subsidiaries. Any tax benefit from the utilization of a net operating loss in the consolidated income tax returns is paid to the Company, utilizing the separate return method of income tax allocation.

The Company computes income taxes in accordance with Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B - Certificate Of Deposit

The Company held a certificate of deposit of $20,000 in 2006 and 2005 with a bank which is a related party of the Company. The stated rate of interest is 5.12% and 3.68% at December 31, 2006 and 2005, respectively, with a maturity date of December 21, 2007.

Note C - Service Fee

During each of the years ended December 31, 2006 and 2005, the Company received a fee of $20,000 for brokerage services performed for one customer.

During the year ended December 31, 2006, the Company received a fee of $2,100 for services performed for an affiliate.

Note D - Income Taxes

Income tax benefit was $393 and $128 for the years ended December 31, 2006 and 2005, respectively. Income tax benefit attributable to loss from operations consists of the following for the years ended December 31:

	Current	Deferred	Total
2006			
Federal	$ 377	$ -	$ 377
State	16	-	16
	$ 393	$ -	$ 393
2005			
Federal	$ 109	$ -	$ 109
State	19	-	19
	$ 128	$ -	$ 128

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. In December 2002, the Company received approval from the NASD to reduce its required net capital from $25,000 to $5,000. The Company must maintain a minimum net capital equal to or greater than its required net capital.

The net capital amount, the excess net capital, and the percentage of aggregate indebtedness to net capital at December 31, 2006 are as follows:

Net capital	$ 20,137
Excess net capital	$ 15,137
Percentage of aggregate indebtedness to net capital	51%

Supplementary Information

Bankers International Securities, Inc.
Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission
December 31, 2006

Net Capital		
Stockholder's equity qualified for net capital	$	25,840
Less nonallowable assets		(5,603)
Net Capital Before Haircuts On Securities Positions		20,237
Less haircuts on security positions		
Certificate of deposit		(100)
Net Capital	$	20,137
Aggregate Indebtedness	$	10,325
Computation Of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	688
Excess net capital at 1500%	$	19,449
Excess net capital at 1000%	$	19,105
Percentage of aggregate indebtedness to net capital		51%

Bankers International Securities, Inc.
Reconciliation Of Net Capital Under Rule 17a-5(d)(4) Of The Securities And Exchange Commission
December 31, 2006

Reconciliation with Company's computation
(included in Part II of Form X-17A-5 as of December 31, 2006)

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	20,879
Allowable assets erroneously reported as nonallowable:		
Receivable from affiliate offset against related liability	$	(1,193)
Audit adjustments		501
Adjustment of haircut on security positions		(50)
Net capital per audited financial statements	$	20,137

Bankers International Securities, Inc. was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2006 pursuant to subparagraph (k)(2)(i).



Gregory, Sharer & Stuart, P.A.
Certified Public Accountants and Business Consultants

Report Of Independent Registered Public Accounting Firm On Internal Accounting Control Pursuant To SEC Rule 17a-5

Board of Directors and Stockholder
Bankers International Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bankers International Securities, Inc. (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will no be prevented or detected by the entity's internal control.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 • FAX 727/822-4573
www.gsscpa.com

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 27, 2007

END